Exhibit 4.38

Summary of the Rural Partnership Agreement, entered into on August 29, 2018, in connection with Fazenda Chaparral

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the current company vested in the possession of the land, Valdeir Ribeiro da Silva, as the individual interested in entering into a rural partnership with BrasilAgro, and Imobiliária Cajueiro Ltda., as the owner of the land.

Purpose: Granting of the possession, for a four-year term, of a total area equivalent to 1,781.22 useful hectares, which comprises the plots of land 606, 607, 705, 706 and 707 of Fazenda Chaparral on behalf of Mr. Valdeir Ribeiro da Silva for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. For the 2018/2019 and 2020/2021 harvests, BrasilAgro shall be entitled to 17% of the earnings therefrom (or five bags of soybeans per hectare, whichever is greater) and Mr. Valdeir Ribeiro da Silva shall be entitled to the remaining 83%, and for the 2020/2021 and 2021/2022 harvests, BrasilAgro shall be entitled to 18% of the earnings therefrom (or five bags of soybeans per hectare, whichever is greater) and Mr. Valdeir Ribeiro da Silva shall be entitled to the remaining 82%.